Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801, U.S.A. Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@mazorrobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 germany@mazorrobotics.com

Mazor Robotics to Launch ‘PRO’ Solutions at NASS 2015

ORLANDO, Fla., September 29, 2015 – Mazor Robotics Ltd. (TASE:MZOR) (NASDAQGM:MZOR), a developer of innovative guidance systems and complementary products, announced today that a new set of solutions to meet surgeon and hospital needs will be launched at the upcoming North American Spine Society (NASS) 2015 Annual Meeting in Chicago, IL October 14-17  The solutions are being offered as the new PRO (Predictable Renaissance® Operation) product line and Mazor will showcase three applications at NASS designed for spinal deformity, trauma and lateral procedures. A cranial procedure solution will also be showcased. These solutions are combinations of software and hardware, aimed at addressing the needs of surgeons to provide productivity in the Operating Room (OR), while setting outcome predictability as a top priority value.

The PRO product line being showcased will include:

PROdef™
A suite of software and hardware accessories designed to transform the planning and execution of complex deformity spine surgery to help address total correction of the spine.

PROlif™ Lateral
A solution to enable the guided placement of pedicle screws while the patient is in lateral decubitus position to reduce OR time by eliminating the need to flip the patient into prone position after an extreme lateral procedure.

PRO Scan & Plan™
A software feature that enables compatibility with intra-operative imaging systems to increase flexibility for trauma spine cases by eliminating the need for a pre-operative CT scan, while the 3D planning software assists with challenging anatomy.

PROceph™
A solution for fixed-depth and variable-depth targeting for cranial procedures with a small, frameless platform for easy, unobstructed access to the surgical site for intervention.

“In working closely with our surgeons, we realized that there is a need to address specific procedures using the Renaissance system that require new and innovative solutions.” said Mazor Robotics CEO Ori Hadomi. “At NASS, we will be showcasing our expanded capabilities for the customer as Mazor provides more comprehensive solutions to specific needs. We are committed to expanding predictability-enhancing solutions, using state of the art technology and leveraging the latest advancements in image processing and surgical guidance. The Mazor Robotics PRO line is designed to help accomplish that goal.”

Visit Mazor Robotics NASS booth #1667 or register to attend one of the following events being held in the McCormick Place West Hall during exhibit hours:

NASS International Course: Complex Spine Surgery
Monday, October 12
Surgeon faculty will present a 1-hour didactic lecture and a 3-hour technique workshop on Mazor Robotics technology. Morning and afternoon sessions available – contact katrijn@mazorrobotics.com to register.

Product Lab Demonstration Sessions
Wednesday, October 14 & Thursday, October 15, 8:00 – 10:00 am
Contact bioskills@mazorrobotics-us.com to register to attend a lab overview of Mazor Robotics technology.

Not attending NASS this year? Mazor Robotics holds Renaissance Bioskills Labs all over the world – sign up today.

Mazor Robotics’ flagship product, the Renaissance Guidance System, combines 3D planning, mechanical guidance, and 1.5mm accuracy to provide surgeons with a better solution for: minimally-invasive and percutaneous fusions, complex spinal deformity correction, trauma cases, and cranial procedures. Access series of ‘How Renaissance Works’ videos here.

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s new solutions and products, the Company addressing the needs of surgeons, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.